UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
Commission File Number:   001-41786

NOTIFICATION OF LATE FILING

(Check One):   ☒Form 10-K   ☐Form 20-F  ☐ Form 11-K   ☐Form 10-Q   ☐  Form N-SAR ☐Form N-CSR

For Period Ended:      December 31, 2024
☐ Transition Report on Form 10-K
☐Transition Report on Form 10-Q
☐Transition Report on Form 20-F
☐ Transition Report on Form N-SAR
☐Transition Report on Form 11-K

For the Transition Period Ended: _____________________________________________

Read Instructions (on back page). Please print or type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

SILVER STAR PROPERTIES REIT, INC.
Full Name of Registrant

HARTMAN SHORT TERM INCOME PROPERTIES XX, INC.
Former Name if Applicable

601 Sawyer St, Suite 600
Address of Principal Executive Office (Street and Number)

Houston, Texas  77007
City, State and Zip Code

PART II -- RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

x	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof could not be filed within the prescribed time period.

The Company has determined that it is unable to file its Form 10-K within the prescribed time period without unreasonable effort or expense due to the resignation of the registrant’s independent registered public accounting firm. The registrant has since engaged a new independent registered public accounting firm and is currently progressing through the audit and review processes for delinquent annual and quarterly reports. Until the audit is completed, the filing of the Form 10-K will be delayed, which delay could not be eliminated by the registrant without unreasonable effort and expense.

PART IV -- OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification

Alex Board, Deputy Chief Financial Officer and Principal Accounting Officer                          713-586-2637
(Name)                                                                                            (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).
☐   Yes    ☒ No

Annual Report on Form 10-K for the period ended December 31, 2023
Quarterly Report on Form 10-Q for the period ended March 31, 2024
Quarterly Report on Form 10-Q for the period ended June 30, 2024
Quarterly Report on Form 10-Q for the period ended September 30, 2024

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?
 ☐ Yes   ☒  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

SILVER STAR PROPERTIES REIT, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:   March 31, 2025                                            By: /s/ Alex Board
Alex Board, Deputy Chief Financial Officer and Principal Accounting Officer